                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                                 Sheldahl, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.25 per share
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    822440103
              -----------------------------------------------------
                                 (CUSIP Number)

                              Louis A. Hecht, Esq.
                     Corporate Secretary and General Counsel
                               Molex Incorporated
                              2222 Wellington Court
                           Lisle, Illinois 60532-1682
                                 (630) 969-4550
              -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 11, 2000
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                       Exhibit Index at page 15
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CUSIP No. 822440103


1      NAMES OF REPORTING PERSONS............................Molex Incorporated
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)


2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
       (See Instructions)                                               (b) [ ]

3      SEC USE ONLY

4      SOURCE OF FUNDS (See Instructions)..........................    WC

5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
        PURSUANT TO ITEM 2(d) OR 2(e)..............................

6      CITIZENSHIP OR PLACE OF ORGANIZATION........................   Delaware

     NUMBER OF              7    SOLE VOTING POWER.................  2,787,176
       SHARES
    BENEFICIALLY            8    SHARED VOTING POWER...............     -0-
      OWNED BY
        EACH                9    SOLE DISPOSITIVE POWER............  2,787,176
     REPORTING
       PERSON              10    SHARED DISPOSITIVE POWER..........     -0-
        WITH

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON......................................  2,787,176

12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES (See Instructions)                          [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)..........   19.96%

14     TYPE OF REPORTING PERSON (See Instructions).................    CO


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CUSIP No. 822440103


         This Amendment No. 1 to Schedule 13D amends and restates in full as set forth below Items 3, 4, 5, 6, 7 and Annex I of the Schedule 13D as originally filed on August 10, 1998 (the "Original Schedule 13D"). Terms not defined in this Amendment No. 1 shall have the respective meanings given to such terms in the Original Schedule 13D.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On July 30, 1998, Molex purchased 12,000 shares (the "Series D Shares") of the Company's Series D Convertible Preferred Stock (the "Series D Preferred Stock"), with a par value of $1.00 per share and a stated value of $1,000 per share (the "Series D Stated Value"), from the Company at a cost of $1,000 per share, or an aggregate of $12,000,000, pursuant to that certain Convertible Preferred Stock Purchase Agreement dated as of July 30, 1998 (the "Series D Preferred Stock Purchase Agreement") among the Company, Molex and certain other purchasers of Series D Preferred Stock named therein. As partial consideration for the transaction, the Company issued a warrant (the "Series D Warrant") to Molex to purchase up to 120,000 shares of the Company's Common Stock at an exercise price equal to $7.6875 per share (subject to adjustment as provided therein), exercisable at any time from July 30, 1998 (the "Series D Closing Date") through and including July 29, 2001. All funds used by Molex to purchase the Series D Shares were obtained from the working capital of Molex.

         On January 11, 2000 Molex purchased 1,300 shares (the "Series F Shares") of the Company's Series F Convertible Preferred Stock (the "Series F Preferred Stock"), with a par value of $1.00 per share and a stated value of $1,000 per share (the "Series F Stated Value"), from the Company at a cost of $1,000 per share, or an aggregate of $1,300,000, pursuant to that certain Convertible Preferred Stock Purchase Agreement dated as of January 11, 2000 (the "Series F Preferred Stock Purchase Agreement") among the Company, Molex and a certain other purchaser of Series F Preferred Stock named therein. As partial consideration for the transaction, the Company issued a warrant (the "Series F Warrant") to Molex to purchase up to 40,300 shares of the Company's Common Stock at an exercise price equal to $5.46 per share (subject to adjustment as provided therein), exercisable at any time from January 11, 2000 (the "Series F Closing Date") through and including January 11, 2005. All funds used by Molex to purchase the Series F Shares were obtained from the working capital of Molex.

         The Series D Shares and the Series F Shares are collectively referred to herein as the "Shares." The Series D Warrant and the Series F Warrant are collectively referred to herein as the "Warrants."

ITEM 4.  PURPOSE OF TRANSACTION

         Molex acquired the Shares and the Warrants for the purpose of acquiring an additional equity investment in the Company.


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CUSIP No. 822440103


         Molex may purchase additional securities of the Company from time to time, which may result in acquiring control of the Company, or propose, or exercise its right of first refusal described in Item 6 below with respect to, an extraordinary business transaction involving the Company, either itself, through entities under its control and/or in concert with others, either in open market transactions, in privately-negotiated transactions or otherwise depending on Molex's evaluation of the Company's business, prospects and financial condition, the market for the stock of the Company, the terms and conditions of the transaction, other opportunities available to Molex, prospects for Molex's own business, general market conditions, financial market conditions and other factors Molex may deem relevant to its investment decisions. Molex also may, subject to the transfer restrictions contained in the agreements discussed in item 6 below, either itself, through entities under its control and/or in concert with others, dispose of some or all of its investment in the Company depending on similar considerations. Such dispositions may be made from time to time in open market transactions, underwritten public offerings, privately-negotiated transactions or otherwise, on such terms and at such prices as Molex shall determine. A purchase or sale of additional securities of the Company by Molex could result in a change of control and/or a change in management and policies of the Company or lead to an extraordinary corporate transaction.

         Molex and the Company have discussed a potential additional $3.7 million investment by Molex in the Company. As contemplated the additional investment would be on terms similar to that of the Series F Preferred Stock described herein.

         Currently a vacancy exists on the Company's board of directors. Molex anticipates that the members of the Company's board of directors will appoint a director to fill such vacancy. Pursuant to the terms of the Agreement Relating to Sheldahl, Molex has the right to select one person to stand for election as a director. Molex has exercised that right and its designee is currently a member of the Company's board of directors. To the extent the Company's board of directors appoints a director to fill the vacancy described above, Molex's designee will participate in the appointment process.

         Except as set forth in this Item 4 or in Item 6 below, neither Molex, nor to its knowledge, the Trust, the Partnership or any of their respective trustees, partners, directors or executive officers has any present plans or proposals that relate to or that could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, Molex beneficially owned 2,787,176 shares of Common Stock, or approximately 19.96% of the shares of Common Stock outstanding (assuming exercise of the Warrants and conversion of the shares held by Molex into Common Stock). To Molex's knowledge, neither the Trust nor the Partnership, nor any of the trustees, partners, directors or executive officers of Molex, the Trust or the Partnership, beneficially owns any shares of Common Stock, except that (a) by virtue of their collective authority as members of the Board of Directors of Molex, the directors of

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CUSIP No. 822440103


Molex may be deemed to share the power to direct the vote, and to direct the disposition, of the shares of Common Stock by Molex and (b) by virtue of their beneficial ownership of Molex capital stock described in Item 1 hereof, the Trust, Frederick A. Krehbiel and John H. Krehbiel, Jr. may be deemed to share the power to direct the vote, and to direct the disposition, of the shares of Common Stock beneficially owned by Molex. Any such indirect beneficial ownership is hereby disclaimed. The percentages used in this paragraph 5(a) are calculated based upon the 11,613,000 shares of Common Stock represented to be outstanding as of January 7, 2000, by the Company in its Form 10-Q filed with the Securities and Exchange Commission on January 11, 2000.

         (b) Molex has sole voting power and sole investment power with respect to the 2,787,176 shares of Common Stock that it beneficially owned as of the date hereof. To Molex's knowledge, neither the Trust nor the Partnership, nor any of the trustees, partners, directors or executive officers of Molex, the Trust or the Partnership, has any sole or shared voting power or investment power with respect to any shares of Common Stock, except that, (a) by virtue of their collective authority as members of the Board of Directors of Molex, the directors of Molex may be deemed to share the power to direct the vote, and to direct the disposition, of the shares of Common Stock beneficially owned by Molex and (b) by virtue of their beneficial ownership of Molex capital stock described in Item 1 hereof, the Trust, Frederick A. Krehbiel and John H. Krehbiel, Jr. may be deemed to share the power to direct the vote, and to direct the disposition, of the shares of Common Stock beneficially owned by Molex. Any such indirect beneficial ownership is hereby disclaimed.

         (c) Except as set forth in Items 3 and 4 above,neither Molex nor to its knowledge, the Trust, the Partnership, or any of their respective trustees, partners, directors or executive officers has effected any transactions in the Common Stock during the preceding 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                       Series D Preferred Stock Agreements

         On July 30, 1998, Molex purchased 12,000 shares of Series D Preferred Stock from the Company pursuant to the Series D Stock Purchase Agreement.

Series D Certificate of Designation

         The Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock of the Company, dated July 30, 1998 (the "Series D Certificate of Designation"), provides, among other things, that holders of Series D Preferred Stock are entitled to receive, annually on July 30 of each year, in arrears, dividends on the Series D

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CUSIP No. 822440103


Preferred Stock at a rate per share (as a percentage of the Series D Stated Value per share) equal to 5% per annum, payable (except in certain limited circumstances) in shares of Common Stock or, at the option of the Company, in cash, provided that such payment may not be made until all accrued and unpaid dividends on the Company's Series B Preferred Stock previously issued by the Company ("Series B Preferred Stock") for all past dividend periods have been paid and all conversion notices related thereto have been honored to the date of such payment.

         Except in certain limited circumstances set forth in the Series D Certificate of Designation and as otherwise required by law, the Series D Preferred Stock has no voting rights. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series D Preferred Stock are entitled to receive out of the assets of the Company, whether such assets are capital or surplus, an amount per share equal to the Series D Stated Value plus accrued but unpaid dividends per share, whether declared or not, after payment of all amounts due the holders of the Series B Preferred Stock but before any distribution or payment is made to the holders of the Company's Junior Securities (as defined in the Series D Certificate of Designation), including the Common Stock.

         Each share of Series D Preferred Stock is convertible by the holder thereof into shares of Common Stock at the Series D Conversion Ratio (as defined below) at the option of the holder in whole or in part at any time after the Series D Closing Date. If, at any time after six months following the Series D Closing Date, the Per Share Market Value (as defined in the Series D Certificate of Designation) of the Common Stock is greater than $12.30 for at least 30 consecutive business days and the average daily trading volume of the Common Stock on the Nasdaq National Market for such 30 consecutive business days exceeds 50,000 shares (subject to adjustment as provided therein), then the Company may, upon 10 days notice provided thereafter, require the conversion of all but not less than all of the then outstanding Series D Preferred Stock at the Series D Conversion Ratio calculated on the Company Conversion Date (as defined in the Series D Certificate of Designation). All, but not less than all, of the then outstanding Series D Preferred Stock shall automatically be converted at the Series D Conversion Ratio on the date of the closing of a Series D Public Offering (as defined below) or such other date as directed by the managing underwriter.

         "Series D Conversion Ratio" with respect to a share of Series D Preferred Stock means a fraction, of which the numerator is the Series D Stated Value of such share plus accrued and unpaid dividends (including any accrued but unpaid interest thereon) but only to the extent not paid in cash in accordance with the Series D Certificate of Designation, and of which the denominator is the Series D Conversion Price at such time. The "Series D Conversion Price" is initially $6.15, subject to adjustment from time to time as provided in the Series D Certificate of Designation.

         "Series D Public Offering" means a firm commitment underwritten public offering of Common Stock under which the gross cash proceeds to the Company (after underwriting discounts, commissions and fees) are at least $25 million and in which the

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CUSIP No. 822440103


offering price in such public offering is not less than 200% of the Series D Conversion Price.

Series D Stock Purchase Agreement

         The Series D Stock Purchase Agreement provides, among other things, that if Molex should decide to dispose of any of the Series D Shares, the Series D Warrant or the shares of Common Stock issuable upon conversion of the Series D Shares, exercise of the Series D Warrant or which may be issued as payment of dividends on the Series D Shares in accordance with the Series D Certificate of Designation (collectively, the "Series D Securities"), Molex may only do so only pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Securities Act"), or pursuant to an available exemption from the registration requirements of the Securities Act. In connection with any transfer of any Series D Securities other than pursuant to an effective registration statement or to the Company or to an affiliate of Molex or pursuant to Rule 144 under the Securities Act, the Company may require Molex to provide the Company with a written opinion of counsel experienced in the area of United States securities laws selected by Molex, the form and substance of which shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred securities under the Securities Act.

Series D Warrant

         In connection with the transactions contemplated by the Series D Stock Purchase Agreement, the Company issued the Series D Warrant to Molex to purchase, upon the terms and subject to the conditions set forth therein, up to 120,000 shares of Common Stock at an exercise price equal to $7.6875 per share (subject to adjustment as provided therein), exercisable at any time from the Series D Closing Date through and including July 29, 2001.

Series D Registration Rights Agreement

         In connection with the transactions contemplated by the Series D Stock Purchase Agreement, the Company, Molex and the other purchasers of the Series D Preferred Stock named therein entered into a Series D Registration Rights Agreement dated as of July 30, 1998 (the "Series D Registration Rights Agreement"), pursuant to which the Company agreed to prepare and file with the Securities and Exchange Commission (the "Commission") within 25 days after the Series D Closing Date a shelf registration statement (the "Series D Registration Statement") covering all Registrable Series D Securities (as defined below) for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act. The Company has agreed to use commercially reasonable efforts to cause the Series D Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, but in any event within 90 days after the Series D Closing Date and to keep the Series D Registration Statement continuously effective under the Securities Act until the date which is two years after the date that the Series D Registration Statement is declared effective by the


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CUSIP No. 822440103


Commission or such earlier date when all the Registrable Series D Securities covered by the Series D Registration Statement have been sold or may be sold without volume restrictions pursuant to Rule 144 under the Securities Act as determined by counsel to the Company pursuant to a written opinion letter addressed to the Company's transfer agent to such effect.

         Pursuant to the Series D Registration Rights Agreement, Molex has agreed that (i) it will not sell any Registrable Series D Securities under the Series D Registration Statement until it has received copies of the Prospectus (as defined in the Series D Registration Rights Agreement) as then amended or supplemented and notice from the Company that such Series D Registration Statement and any post-effective amendments thereto have become effective and
(ii) Molex and its officers, directors or affiliates will comply with the Prospectus delivery and any other requirements of the Securities Act applicable to them in connection with sales of Registrable Series D Securities pursuant to the Series D Registration Statement.

         Pursuant to the Series D Registration Rights Agreement, Molex has also agreed, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Sections 3(c)(ii) through 3(c)(v) of the Series D Registration Rights Agreement (generally relating to the issuance of stop orders suspending the effectiveness of the Series D Registration Statement, requests for additional information and related matters), Molex will discontinue disposition of the Registrable Series D Securities under the Series D Registration Statement until Molex's receipt of copies of the supplemented Prospectus and/or amended Series D Registration Statement or until it is advised in writing by the Company that the use of the applicable Prospectus may be resumed and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Series D Registration Statement.

         The rights of Molex under the Series D Registration Rights Agreement, including the right to have the Company register the Registrable Series D Securities for resale in accordance with the terms thereof, are automatically assignable by Molex to any assignee or transferee of all or a portion of the Series D Preferred Stock, the Series D Warrant or the Registrable Series D Securities, provided that certain conditions set forth in the Series D Registration Rights Agreement are satisfied.

         "Registrable Series D Securities" means, with respect to the Series D Registration Statement to be filed after the Series D Closing Date, the shares of Common Stock issuable upon (i) conversion of the Series D Preferred Stock,
(ii) exercise of the Series D Warrants (as defined in the Series D Registration Rights Agreement), including the Series D Warrant and (iii) payment of dividends in respect of such Series D Preferred Stock.

         The foregoing summary of certain provisions of the Series D Certificate of Designation, the Series D Stock Purchase Agreement, the Series D Warrant and the Series D Registration Rights Agreement is not intended to be complete and is qualified by reference to such documents set forth in Exhibits 1 through 4 attached hereto.


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CUSIP No. 822440103


                       Series F Preferred Stock Agreements

         On January 11, 2000, Molex purchased 1,300 shares of Series F Preferred Stock from the Company pursuant to the Series F Stock Purchase Agreement.

Series F Certificate of Designation

         The Certificate of Designation, Preferences and Rights of Series F Convertible Preferred Stock of the Company, dated January 11, 2000 (the "Series F Certificate of Designation"), provides, among other things, that holders of Series F Preferred Stock are entitled to receive, annually on February 1 of each year, in arrears, dividends on the Series F Preferred Stock at a rate per share (as a percentage of the Stated Value per share) equal to 5% per annum, payable (except in certain limited circumstances) in shares of Common Stock or, at the option of the Company, in cash, provided that such payment may not be made until all accrued and unpaid dividends on the Series B Preferred Stock, the Series D Preferred Stock and the Series E Preferred Stock previously issued by the Company ("Series E Preferred Stock") for all past dividend periods have been paid and all conversion notices related thereto have been honored to the date of such payment.

         Except in certain limited circumstances set forth in the Series F Certificate of Designation and as otherwise required by law, the Series F Preferred Stock has no voting rights. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series F Preferred Stock are entitled to receive out of the assets of the Company, whether such assets are capital or surplus, an amount per share equal to the Series F Stated Value plus accrued but unpaid dividends per share, whether declared or not, after payment of all amounts due the holders of the Series B Preferred Stock, the Series D Preferred Stock and the Series E Preferred Stock but before any distribution or payment is made to the holders of the Company's Junior Securities (as defined in the Series F Certificate of Designation), including the Common Stock.

         Each share of Series F Preferred Stock is convertible by the holder thereof into shares of Common Stock at the Series F Conversion Ratio (as defined below) at the option of the holder in whole or in part at any time after the Series F Closing Date. If, at any time after six months following the Series F Closing Date, the Per Share Market Value (as defined in the Series F Certificate of Designation) of the Common Stock is greater than $10.92 for at least 30 consecutive business days and the average daily trading volume of the Common Stock on the Nasdaq National Market for such 30 consecutive business days exceeds 50,000 shares (subject to adjustment as provided therein), then the Company may, upon 10 days notice provided thereafter, require the conversion of all but not less than all of the then outstanding Series F Preferred Stock at the Series F Conversion Ratio calculated on the Company Conversion Date (as defined in the Series F Certificate of Designation). All, but not less than all, of the then outstanding Series F Preferred Stock shall automatically be converted at the Series F Conversion Ratio on the date of the closing of a Series F Public Offering (as defined below) or such other date as directed by the managing underwriter.


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CUSIP No. 822440103


         "Series F Conversion Ratio" with respect to a share of Series F Preferred Stock means a fraction, of which the numerator is the Series F Stated Value of such share plus accrued and unpaid dividends (including any accrued but unpaid interest thereon) but only to the extent not paid in cash in accordance with the Series F Certificate of Designation, and of which the denominator is the Series F Conversion Price at such time. The "Series F Conversion Price" is initially $5.46, subject to adjustment from time to time as provided in the Series F Certificate of Designation.

         "Series F Public Offering" means a firm commitment underwritten public offering of Common Stock under which the gross cash proceeds to the Company (after underwriting discounts, commissions and fees) are at least $25 million and in which the offering price in such public offering is not less than 200% of the Series F Conversion Price.

Series F Stock Purchase Agreement

         The Series F Stock Purchase Agreement provides, among other things, that if Molex should decide to dispose of any of the Series F Shares, the Series F Warrant or the shares of Common Stock issuable upon conversion of the Series F Shares, exercise of the Series F Warrant or which may be issued as payment of dividends on the Series F Shares in accordance with the Series F Certificate of Designation (collectively, the "Series F Securities"), Molex may only do so only pursuant to an effective registration statement under the Securities Act, or pursuant to an available exemption from the registration requirements of the Securities Act. In connection with any transfer of any Series F Securities other than pursuant to an effective registration statement or to the Company or to an affiliate of Molex or pursuant to Rule 144 under the Securities Act, the Company may require Molex to provide the Company with a written opinion of counsel experienced in the area of United States securities laws selected by Molex, the form and substance of which shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred securities under the Securities Act.

Series F Warrant

         In connection with the transactions contemplated by the Series F Stock Purchase Agreement, the Company issued the Series F Warrant to Molex to purchase, upon the terms and subject to the conditions set forth therein, up to 40,300 shares of Common Stock at an exercise price equal to $5.46 per share (subject to adjustment as provided therein), exercisable at any time from the Series F Closing Date through and including January 11, 2005.

Series F Registration Rights Agreement

         In connection with the transactions contemplated by the Series F Stock Purchase Agreement, the Company, Molex and the other purchasers of the Series F Preferred Stock named therein entered into a Series F Registration Rights Agreement dated as of January

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CUSIP No. 822440103


11, 2000 (the "Series F Registration Rights Agreement"), pursuant to which the Company agreed to prepare and file with the Commission within 60 days after the Series F Closing Date a shelf registration statement (the "Series F Registration Statement") covering all Registrable Series F Securities (as defined below) for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act. The Company has agreed to use commercially reasonable efforts to cause the Series F Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, but in any event within 90 days after the Series F Closing Date and to keep the Series F Registration Statement continuously effective under the Securities Act until the date which is two years after the date that the Series F Registration Statement is declared effective by the Commission or such earlier date when all the Registrable Series F Securities covered by the Series F Registration Statement have been sold or may be sold without volume restrictions pursuant to Rule 144 under the Securities Act as determined by counsel to the Company pursuant to a written opinion letter addressed to the Company's transfer agent to such effect.

         Pursuant to the Series F Registration Rights Agreement, Molex has agreed that (i) it will not sell any Registrable Series F Securities under the Series F Registration Statement until it has received copies of the Prospectus (as defined in the Series F Registration Rights Agreement) as then amended or supplemented and notice from the Company that such Series F Registration Statement and any post-effective amendments thereto have become effective and
(ii) Molex and its officers, directors or affiliates will comply with the Prospectus delivery and any other requirements of the Securities Act applicable to them in connection with sales of Registrable Series F Securities pursuant to the Series F Registration Statement.

         Pursuant to the Series F Registration Rights Agreement, Molex has also agreed, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Sections 3(c)(ii) through 3(c)(v) of the Series F Registration Rights Agreement (generally relating to the issuance of stop orders suspending the effectiveness of the Series F Registration Statement, requests for additional information and related matters), Molex will discontinue disposition of the Registrable Series F Securities under the Series F Registration Statement until Molex's receipt of copies of the supplemented Prospectus and/or amended Series F Registration Statement or until it is advised in writing by the Company that the use of the applicable Prospectus may be resumed and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Series F Registration Statement.

         The rights of Molex under the Series F Registration Rights Agreement, including the right to have the Company register the Registrable Series F Securities for resale in accordance with the terms thereof, are automatically assignable by Molex to any assignee or transferee of all or a portion of the Series F Preferred Stock, the Series F Warrant or the Registrable Series F Securities, provided that certain conditions set forth in the Series F Registration Rights Agreement are satisfied.

CUSIP No. 822440103


         "Registrable Series F Securities" means, with respect to the Series F Registration Statement to be filed after the Closing Date, the shares of Common Stock issuable upon (i) conversion of the Series F Preferred Stock, (ii) exercise of the Series F Warrants (as defined in the Series F Registration Rights Agreement), including the Series F Warrant and (iii) payment of dividends in respect of such Series F Preferred Stock.

         The foregoing summary of certain provisions of the Series F Certificate of Designation, the Series F Stock Purchase Agreement, the Series F Warrant and the Series F Registration Rights Agreement is not intended to be complete and is qualified by reference to such documents set forth in Exhibits 6 through 9 attached hereto.

Special Covenants

         Pursuant to the Series F Stock Purchase Agreement, the Company has agreed to provide Molex with reasonably requested additional business and financial information. The Company also agreed to discuss strategic options regarding a certain portion of the Company's business to the extent the Company has not entered into, or is not then negotiating, a transaction for the sale or strategic combination of such portion of its business by February 28, 2000. The Company's fulfillment of the foregoing agreements is conditioned upon its being able to do so without it's board of director breaching their fiduciary duties. Molex has agreed to uphold its legal responsibilities in the use and care of any information supplied by the Company.

                                Other Agreements

Company Rights Plan

         On July 25, 1998, the Board of Directors of the Company authorized an amendment (the "Rights Amendment") to, and effective July 25th, 1998 the Company and Norwest Bank Minnesota, N.A. amended, Section 1(a) of the Company's Rights Agreement dated as of June 16, 1996. Section 1(a), as amended and in its entirety, is as follows:

         "(a) Acquiring Person shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates (as such term is hereinafter defined) and Associates (as such term is hereinafter defined) of such Person, without the prior approval of a majority of the Board of Directors, shall be the Beneficial Owner (as such term is hereinafter defined) of voting securities having fifteen percent (15%) or more of the then voting power of the Company, but shall not include the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, or any entity organized, appointed or established by the Company for or pursuant to the terms of any such plan; provided, however, that if a Person is the Beneficial Owner at the close of business on the date of this Agreement of fifteen percent (15%) or more of the voting power of the Company, such

CUSIP No. 822440103


         Person shall not be deemed an Acquiring Person unless and until such Person acquires any additional Common Stock in any manner other than pursuant to a stock dividend, stock split, recapitalization or similar transaction that does not affect the percentage of outstanding Common Stock beneficially owned by such Person. Notwithstanding the foregoing or the last sentence of this Section 1(a), no Person shall become an Acquiring Person as the result of an acquisition of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to fifteen percent (15%) or more of the then voting power of the Company then outstanding; provided, however, that if a Person shall become the Beneficial Owner of fifteen percent (15%) or more of the then voting power of the Company then outstanding by reason of shares purchased by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional Common Stock of the Company, then such Person shall be deemed to be an Acquiring Person. Notwithstanding the foregoing, if a majority of the Continuing Directors then in office determines in good faith that a Person who would otherwise be an Acquiring Person, as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of shares of Common Stock so that such Person would no longer be an Acquiring Person, as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be an Acquiring Person for any purposes of this Agreement. Notwithstanding the foregoing, Molex Incorporated and its Affiliates and Associates shall not be deemed an Acquiring Person until such time as any one of them becomes the Beneficial Owner of twenty-two percent (22%) or more of the voting power of the Company and references to fifteen percent (15%) in this Agreement shall be deemed to refer to twenty-two percent (22%) when applied to Molex Incorporated and its Affiliates and Associates; provided that Common Stock received by Molex Incorporated as dividends paid or accrued on the Company's Series D Convertible Preferred Stock (the Series D Preferred) shall be excluded from such Beneficial Ownership calculation for Molex Incorporated and its Affiliates and Associates so long as such Beneficial Ownership includes only shares of the Company's Common Stock owned as of the date hereof, shares of Series D Preferred, shares of Series D Preferred converted into Common Stock, Common Stock received as dividends paid or accrued on the Series D Preferred and Common Stock issued directly to Molex Incorporated after the date hereof of the Company."

         The foregoing summary of certain provisions of the Rights Amendment is not intended to be complete and is qualified by reference to the document attached as Exhibit 5.

CUSIP No. 822440103


Additional Agreements

         In connection with the transactions contemplated by the Stock Purchase Agreement, the Company has granted Molex the right to select one representative for nomination to the Board of Directors of the Company, a right of first refusal to purchase the Company in the event that the Board of Directors elects to sell the Company and certain preemptive rights with respect to future equity offerings. The grant of such rights is memorialized in the Agreement Relating to Sheldahl by and between Molex and the Company dated November 18, 1998 (the "Agreement Relating to Sheldahl").

         Pursuant to the Agreement Relating to Sheldahl, Molex's right of first refusal is triggered upon a proposal of either (i) a transaction in which a person becomes the beneficial owner of a majority of the Common Stock or securities representing a majority of the Company's voting securities or (ii) the sale or exchange of substantially all of the Company's assets. Pursuant to the Agreement Relating to Sheldahl, Molex's preemptive right is triggered upon the Company's intention to issue additional Common Stock or securities convertible into Common Stock. The preemptive rights allow Molex to purchase additional securities to maintain ownership of the lesser of (i) 15% of Common Stock (determined as if Molex's preferred stock had been converted) or (ii) the percentage of Common Stock Molex owned (determined as if Molex preferred stock had been converted) immediately prior to the transaction. The Agreement Relating to Sheldahl terminates upon the earliest occurrence of (i) Molex failing to own at least 5% of the Company's common stock, (ii) Molex failing to own at least 75% of the Common Stock it owned on November 18, 1998, or (iii) a change in control of the Company.

         The foregoing summary of certain provisions of the Agreement Relating to Sheldahl is not intended to be complete and is qualified by reference to the document attached as Exhibit 10.

         See the discussion of a potential additional investment by Molex in the Company set forth in Item 4 of this statement.

Special Covenants

         Pursuant to the Series F Stock Purchase Agreement, the Company has agreed to provide Molex with reasonably requested additional business and financial information. The Company also agreed to discuss the strategic options regarding a certain portion of the Company's business to the extent it has not entered into, or is not then negotiating, a sale or strategic combination of such business by February 28, 2000. The Company's fulfillment of the foregoing agreements is conditioned upon its being able to do so without it board of director's breaching their fiduciary duties. Molex has agreed to uphold their legal responsibilities in the use and care of any information supplied by the Company.

         Except as summarized above, to Molex's knowledge, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among Molex, the

CUSIP No. 822440103


Trust, the Partnership and their respective trustees, partners, executive officers or directors or between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

*1. Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock of the Company, dated July 30, 1998.

*2. Convertible Preferred Stock Purchase Agreement, dated as of July 30, 1998, among the Company, Molex and the other purchasers of Series D Preferred Stock set forth therein.

*3. Warrant, dated as of July 30, 1998, issued by the Company to Molex.

*4. Registration Rights Agreement, dated as of July 30, 1998, among the Company, Molex and the other purchasers of Series D Preferred Shares set forth therein.

*5. Amendment No. 1, dated as of July 25, 1998, to Rights Agreement, dated as of June 16, 1996, between the Company and Norwest Bank Minnesota, National Association.

**99.6. Certificate of Designation, Preferences and Rights of Series F Convertible Preferred Stock of the Company, dated January 11, 2000.

**99.7. Convertible Preferred Stock Purchase Agreement, dated as of January 11, 2000, among the Company, Molex and the other purchaser of Series F Preferred Stock set forth therein.

**99.8. Warrant, dated as of January 11, 2000, issued by the Company to Molex.

**99.9. Registration Rights Agreement, dated as of January 11, 2000, among the Company, Molex and the other purchaser of Series F Preferred Shares set forth therein.

**99.10. Agreement Relating to Sheldahl, dated November 18, 1998 by and between Molex and the Company.


         *        Previously filed

         **       Filed herewith

CUSIP No. 822440103



                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 28, 2000


  /s/  LOUIS HECHT
---------------------------------
Name:  Louis Hecht
      ---------------------------

CUSIP No. 822440103


                                     ANNEX I


         Set forth below are the name, business address and present principal occupation of each of the directors and executive officers of Molex. Except as otherwise noted, each such person is a citizen of the United States and the business address of each such person is c/o Molex Incorporated, 2222 Wellington Court, Lisle, Illinois 60532-1682.



                                             PRESENT PRINCIPAL OCCUPATION,
                                            CITIZENSHIP AND BUSINESS ADDRESS
              NAME                          IF OTHER THAN AS INDICATED ABOVE
              ----                          ---------------------------------

              Directors

Frederick A. Krehbiel..............     Co-Chairman and Co-Chief Executive Officer
                                        Molex Incorporated

John H. Krehbiel, Jr...............     Co-Chairman and Co-Chief Executive Officer
                                        Molex Incorporated

Robert J. Potter...................     President and Chief Executive Officer
                                        R.J. Potter Company
                                        (business consulting)
                                        Williams Square, Suite 1110
                                        5215 North O'Connor Boulevard
                                        Irving, TX  75039

Edgar D. Jannotta..................     Senior Director, William Blair & Company, LLC
                                        (securities and investment banking)
                                        222 West Adams Street
                                        Chicago, IL  60606

F.L. Krehbiel......................     Assistant to the Regional President
                                        (Americas) - Global Desktop Business
                                        Molex Incorporated

Donald G. Lubin....................     Partner
                                        Sonnenschein Nath & Rosenthal (law firm)
                                        8000 Sears Tower
                                        Chicago, Illinois 60606

CUSIP No. 822440103


                                             PRESENT PRINCIPAL OCCUPATION,
                                            CITIZENSHIP AND BUSINESS ADDRESS
              NAME                          IF OTHER THAN AS INDICATED ABOVE
              ----                          ---------------------------------

Masahisa Naitoh....................     Senior Advisor for The Institute of Energy
                                        Economics, Japan (private think tank)
                                        Executive Vice President of Itochu
                                        Corporation
                                        (Japanese global trading firm)
                                        International Advisory Board
                                        5-1, Kita-Aoyama 2-chome, Minato-ku
                                        Tokyo 107-8077, Japan
                                        (citizen of Japan)

Michael J. Birck...................     President and Chief Executive Officer
                                        Tellabs, Inc.
                                        (telecommunications equipment)
                                        4951 Indiana Avenue
                                        Lisle, IL  60532

J. Joseph King.....................     President and Chief Operating Officer of
                                        Molex Incorporated.

Douglas K. Carnahan................     Retired
                                        Former Senior Vice President and General
                                        Manager of Measurement Systems
                                        Organization of Hewlett-Packard Company
                                        (computers, computer peripherals and
                                        instrumentation)
                                        4410 West Chinden
                                        Meridian, ID  83642

          Executive Officers

Frederick A. Krehbiel..............     Co-Chairman and Co-Chief Executive Officer
                                        Molex Incorporated

John H. Krehbiel, Jr...............     Co-Chairman and Co-Chief Executive Officer
                                        Molex Incorporated

J. Joseph King.....................     President and Chief Operating Officer

Raymond C. Wieser..................     Senior Corporate Vice President

CUSIP No. 822440103


                                             PRESENT PRINCIPAL OCCUPATION,
                                            CITIZENSHIP AND BUSINESS ADDRESS
              NAME                          IF OTHER THAN AS INDICATED ABOVE
              ----                          ---------------------------------

Robert B. Mahoney..................     Corporate Vice President, Treasurer and
                                        Chief Financial Officer

Ronald L. Schubel..................     Corporate Vice President and Regional
                                        President, Americas

Werner W. Fichtner.................     Corporate Vice President and Regional
                                        President, Europe
                                        Molex Services GmbH
                                        Dingolfinger Strasse 4
                                        D-81673
                                        Munich, Germany
                                        (citizen of Germany)

Goro Tokuyama......................     Corporate Vice President, Regional President,
                                        Far East North and President of Molex Japan
                                        Co., Ltd.
                                        1-5-4 Fukami-Higashi
                                        Yamato City, Kanagawa
                                        242-8585 Japan
                                        (citizen of Japan)

Martin P. Slark....................     Corporate Executive Vice President

James E. Fleischhacker.............     Corporate Vice President and Regional
                                        President

Kathi M. Regas.....................     Corporate Vice President

Louis A. Hecht.....................     Corporate Secretary and General Counsel